
JUN 2 4 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03023817

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Energy East Corporation
Exact Name of registrant as specified in charter

0001046861
Registrant CIK Number

Form U-1/A
Electronic report, schedule or registration statement of which the document are a part (give period of report)

70-10119
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2003

Energy East Corporation

By: /s/ Kenneth Jasinski
Kenneth M. Jasinski
Executive Vice President and Chief Financial Officer

PROCESSED
JUN 25 2003
THOMSON FINANCIAL

Exhibit Index

Exhibit

Exhibit	
B-3	Organizational Charts for Certain Functions.

Exhibit B-3

IT Shared Services Organizational Structure



VP - Information Technology
Analyst - Performance
Administrative Assistant
Manager - Operations / Prod Control
Manager - Operations
Manager - Production Control
Director - Technical Services
Manager - Database
Manager - MF Sys. SW
Manager - Dstr Sys SW
Manager Md'ware-Web
Manager - Storage
Manager - Bill Print
Director - Network Services
Manager - NOC
Manager - Network Comm
Manager - Network Sec
Manager - Communications
Director - IT Support Services
Manager - IT Business
Manager - Customer Support
Lead Analyst - Outsource Management
Manager - Planning & Arch
Manager - Risk
Director - Applications
Manager - Applications Augusta
Manager - Applications Rochester
Manager - Applications Binghamton
Manager - Applications CT/MA

Exhibit B-3


Supply Chain Services
Effective May 1, 2003
Individual is Supply Chain Organization (Shared Services) employee
Individual is an OPCO employee reporting to a supervisor in the Supply Chain Organization (Shared Services).
Vice President
Supply Chain Services
Administrative Assistant
Director
Procurement Services
Manager
Supply Chain Support Services
Director
Fleet Services
Director
Materials Management
SAP Systems Analyst Level 3
Auditor Level 3
Perf. Mgmt Analyst
Administrative Analyst
Manager
Strategic Sourcing Level 3
Strategic Sourcing Senior Team Member Level 4
Strategic Sourcing Team Member Level 4
Manager
Transactional Purchasing Level 3
Trans. Purchasing Senior Team Member Level 4
Trans. Purchasing Team Member Level 4
Data Entry Clerks @ NYSEG
Fleet Analyst
Manager
Fleet Services - NY West East
Manager
Fleet & Stores Operations - ME*
Manager
Fleet & Stores Operations - CT*
Garage Supervisors
Fleet Operations NY Region
Garage Supervisors
Fleet Operations ME Region
Team Leader
Stores Operations ME Region
Garage Supervisors
Fleet Operations CT/MA Region
Team Leader
Stores Operations CT/MA Region
Fleet Mechanic
Fleet Mechanic
Warehousemen
Fleet Mechanic
Warehousemen
Parts Clerk
Parts Clerk
SR Planner Level 3
Planner Level 3
Traffic Analyst Level 3
Investment Recovery Level 3
Manager
Store Oper. - NY
Team Leader
Stores Operations NY Region
Warehouseman
*These two (2) managers operate in both Fleet & Stores Operations for Connecticut and Maine

Exhibit B-3

EEMC & Shared Services HR Organization 01/01/04

EEMC HR Responsibilities
- Compensation and Benefits Policy & Design
- Labor Relations Policy
- Recruiting/Hiring Policy & Design
- Training Policy & Design
- EEO/Affirmation Action Policy & Design
- Succession Planning Administration & Design
- Executive Compensation



EEMC
HR
Policy & Strategy
Shared Services
HR
Recruitment and
Personnel
Development
Organization &
Position
Management
Personnel
Administration
(Master Data)
Time
Management
& Payroll

- One VP
- Four Professionals

Employee Relations Responsibilities
- EEO / AAP Reporting
- Professional Recruitment
- Professional Training/Development
- Compliance Training/Development
- FTE Budget Tracking
- FMLA Administration
- Management Reports

Administrative Responsibilities
- Add new employee
- Close terminated employee
- Change employee data
- Employee demographics
- Education tracking
- Retiree master data, etc.
- Maintain Personnel Folders
- Employee Data reports
- Org Management
- Position Management
- Update SAP Benefit Elections

Payroll & Time Mgmt Responsibilities
- Tax reporting
- Garnishments
- Union Contract Work Rules/Pricing
- Entitlements
- Time entry coordination
- Payroll processing
- Deductions
- Manual checks
- Work schedules
- Time Evaluation

Utility Company HR Organization - 01/01/04


NY Generation Director
(RGE Only)
Advisors
Human Resources
Director
(RGE & NYSEG)
Administrative
Assistant
Lead Advisors
Labor Relations
Manager
Human Resources
Lead Advisors
Human Resources
Managing Director
(CMP)
Administrative
Assistant
Lead Advisors
Human Resources
Director
SCG/CNG/BGC
Administrative
Assistant
Lead Advisors
Labor Relations
Lead Advisors
Human Resources

<u>HR Responsibilities at the Utility Level</u>

- FMLA Administration Assistance
- New Hire Assistance
- Retirement Processing
- *Termination Processing*
- Compliance Training Rollout
- Employee Complaints (EEO, Harassment, Other)
- Compensation Implementation
- OFCCP Audits
- Education tracking